

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Harry Kirsch
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re: Novartis AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed February 1, 2023**
> **File No. 001-15024**

Dear Harry Kirsch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Core operating income key figures, page 59

1. Please revise future filings to more prominently and clearly identify tables including non-IFRS measures and to consistently label all non-IFRS measures presented. We note for example, the table on page 59 labeled Core operating income key figures includes all non-IFRS measures but is only designated as such by a small footnote presented below the table in a smaller font. In this regard, we also note that selling, general and administration, research and development, other income and other expense included in the table are all non-IFRS measures and not identified as such. Refer to Non-GAAP Financial Measures C&DIs 100.05 and 102.10(a) and revise future filings to comply.

Exhibits

2. We note that the certifications filed in Exhibits 13.1 and 13.2 refer to the annual report on Form 20-F for the year ended December 31, 2021. Please amend the filing to refer to the appropriate annual report which is the Form 20-F for the year ended December 31, 2022. The corrected certifications should be filed with a full amendment to your Form 20-F. Refer to Question 246.14 of the SEC Staff's C&DI on Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen L. Hale